SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Barclays Bank PLC

(Name of Subject Company – Issuers)

Barclays PLC

(Names of Filing Persons – Offerors)

6.0% Non-Cumulative Callable Preference Shares (ISIN Code XS0222208539)

4.75% Non-Cumulative Callable Preference Shares (ISIN Code XS0214398199)

6.278% Non-Cumulative Callable Dollar Preference Shares, Series 1, represented by American Depositary Shares, Series 1 (ISIN Code US06738C8284)

(Title and CUSIP No. of Class of Securities)

Barclays Bank PLC

745 Seventh Avenue, New York, New York 10019

Tel. No: 212-526-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

John O’Connor

George H. White

Sullivan & Cromwell LLP

1 New Fetter Lane

London EC4A 1AN, United Kingdom

Tel. No: 011-44-20-7959-8900

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,278,368,500	$551,054

*	Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) only. This valuation assumes the exchange of £750,000,000 6.0% Non-Cumulative Callable Preference Shares, €1,400,000,000 4.75% Non-Cumulative Callable Preference Shares and $1,000,000,000 6.278% Non-Cumulative Callable Dollar Preference Shares, Series 1, represented by American Depositary Shares, Series 1. For purposes of calculating the amount of the filing fee only, we have assumed that 100% of the Preference Shares (as defined below) will be validly tendered in the Exchange Offers by holders of such Preference Shares.
**	The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001288.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$551,054	Filing Party:	Barclays PLC
Form or Registration No.:	333-195965	Date Filed:	May 15, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the tender offer statement on Schedule TO, dated May 15, 2014 (the “Original Schedule TO”), as amended by the Amendment No. 1 to the Original Schedule TO filed on June 9, 2014 (the “Amendment No. 1” and, together with the Original Schedule TO and this Amendment No. 2, the “Schedule TO”), each filed in satisfaction of the reporting requirements of Rules 13e-4(c)(2) and (d)(1) promulgated under the Securities Exchange Act of 1934, as amended in connection with the offers by Barclays PLC, a public limited company organized under the laws of England and Wales (“Barclays”), to exchange any and all of the 6.0% Non-Cumulative Callable Preference Shares (the “Sterling 6.0% Preference Shares”), 4.75% Non-Cumulative Callable Preference Shares (the “Euro T1 Securities”) and 6.278% Non-Cumulative Callable Dollar Preference Shares, Series 1, evidenced in the form of American Depositary Shares, Series 1 (the “U.S. Dollar 6.278% Preference Shares” and together with the Sterling 6.0% Preference Shares and the Euro T1 Securities, the “Preference Shares”), issued by its wholly-owned subsidiary, Barclays Bank PLC (“Barclays Bank”) for the relevant Series of New AT1 Securities (as defined below) to be issued by Barclays. These offers are part of the Exchange Offers as described in the Original Schedule TO, as amended by Amendment No. 1. Terms used and not defined herein have the respective meanings assigned to such terms in the Original Schedule TO, as amended by Amendment No. 1. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule TO, as amended by Amendment No. 1.

Item 11. Additional Information

(c) Other material information. Item 11(c) of the Schedule TO is hereby amended and supplemented as follows:

On June 13, 2014, Barclays issued a press release announcing the final results of the Exchange Offers, which expired at 11:59 p.m. (New York City time) on June 12, 2014. The aggregate principal amount of Preference Shares validly tendered and accepted for exchange is set out below:

(A) Sterling Exchange Offer:

In the Sterling Exchange Offer in respect of the Sterling 6.0% Preference Shares, we offered to exchange any and all of the Sterling 6.0% Preference Shares listed in the immediately following table for the Sterling AT1 Securities described in the next following table. As of the Expiration Date, we accepted validly tendered and not validly withdrawn Sterling 6.0% Preference Shares in the principal amount set forth in the immediately following table. For each £1,000 of the Sterling 6.0% Preference Shares validly tendered and accepted for exchange, holders of such securities were eligible to receive a principal amount of the Sterling AT1 Securities set out in the immediately following table under “Exchange Price.” For the avoidance of doubt, the “Exchange Price” column below does not take into account any Cash Payment Amount due to holders of the Existing T1 Securities. The Cash Payment Amount will be paid to tendering holders, if applicable, as a separate cash payment.

Existing T1 Securities	ISIN	Principal Amount Outstanding	Principal Amount Accepted in the Sterling Exchange Offer	Principal Amount Outstanding Following the Sterling Exchange Offer	Exchange Price (per £1,000 principal amount of Sterling T1 Securities)
Sterling 6.0% Preference Shares	XS0222208539	£750,000,000	£540,700,000	£209,300,000	£1,030 principal amount of Sterling AT1 Securities

New AT1 Securities	ISIN	Initial Interest Rate	Reset Sterling Interest Margin	Conversion Price	First Call Date	Aggregate Principal Amount to be Issued
Sterling AT1 Securities	XS1068561098	7.00%	5.084%	£1.65	September 15, 2019	£697,602,000

(B) Euro Exchange Offer:

In the Euro Exchange Offer, we offered to exchange any and all of the Euro T1 Securities listed in the immediately following table for the Euro AT1 Securities described in the next following table. As of the Expiration Date, we accepted validly tendered and not validly withdrawn Euro T1 Securities in the principal amount set forth in immediately following table. For each €1,000 of the Euro T1 Securities validly tendered and accepted for exchange, holders of such securities were eligible to receive a principal amount of the Euro AT1 Securities set out in the immediately following table under “Exchange Price.” For the avoidance of doubt, the “Exchange Price” column below does not take into account any Cash Payment Amount due to holders of the Existing T1 Securities. The Cash Payment Amount will be paid to tendering holders, if applicable, as a separate cash payment.

Existing T1 Securities	ISIN	Principal Amount Outstanding	Principal Amount Accepted in the Euro Exchange Offer	Principal Amount Outstanding Following the Euro Exchange Offer	Exchange Price (per €1,000 principal amount of Euro T1 Securities)
Euro T1 Securities	XS0214398199	€1,400,000,000	€1,081,440,000	€318,560,000	€1,000 principal amount of Euro AT1 Securities

New AT1 Securities	ISIN	Initial Interest Rate	Reset Euro Interest Margin	Conversion Price	First Call Date	Aggregate Principal Amount to be Issued
Euro AT1 Securities	XS1068574828	6.50%	5.875%	€2.02	September 15, 2019	€1,076,730,000

(C) Dollar Exchange Offer:

In the Dollar Exchange Offer in respect of the U.S. Dollar 6.278% Preference Shares, we offered to exchange any and all of the U.S. Dollar 6.278% Preference Shares listed in the immediately following table for the Dollar AT1 Securities described in the next following table. As of the Expiration Date, we accepted validly tendered and not validly withdrawn U.S. Dollar 6.278% Preference Shares in the principal amount set forth in immediately following table. For each $1,000 of the U.S. Dollar 6.278% Preference Shares validly tendered and accepted for exchange, holders of such securities were eligible to receive a principal amount of the Dollar AT1 Securities set out in the immediately following table under “Exchange Price.” For the avoidance of doubt, the “Exchange Price” column below does not take into account any Cash Payment Amount due to holders of the Existing T1 Securities. The Cash Payment Amount will be paid to tendering holders, if applicable, as a separate cash payment.

Existing T1 Securities	ISIN	Principal Amount Outstanding	Principal Amount Accepted in the Dollar Exchange Offer	Principal Amount Outstanding Following the Dollar Exchange Offer	Exchange Price (per $1,000 principal amount of Dollar T1 Securities)
U.S. Dollar 6.278% Preference Shares	US06738C8284 / 06738C828	$1,000,000,000	$418,670,000	$581,330,000	$1,060 principal amount of Dollar AT1 Securities

New AT1 Securities	ISIN	Initial Interest Rate	Reset Dollar Interest Margin	Conversion Price	First Call Date	Aggregate Principal Amount to be Issued
Dollar AT1 Securities	US06738EAB11 / 06738E AB1	6.625%	5.022%	$2.77	September 15, 2019	$1,211,446,000

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(A)	Press Release, dated June 13, 2014(1)

(1)	Included in Barclays’ report filed on Form 6-K on June 13, 2014, and incorporated by reference herein.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 13, 2014

BARCLAYS PLC

By:	/s/ Tim Allen
Name: Tim Allen
Title: Director, Capital Markets Execution